UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Pfenex Inc.

(Name of Subject Company)

Pelican Acquisition Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Ligand Pharmaceuticals Incorporated

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

717071104

(Cusip Number of Class of Securities)

John L. Higgins

Chief Executive Officer

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Matthew T. Bush, Esq.

R. Scott Shean, Esq.

Anthony Gostanian, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$489,001,004.56	$63,472.34
*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $12.56, the average of the high and low sales prices per share of Pfenex Inc. (“Pfenex”) common stock, par value $0.001 per share (collectively, the “Shares”), on August 27, 2020, as reported by the New York Stock Exchange American by 38,933,201 Shares (which consists of (i) 34,315,550 Shares outstanding and (ii) 4,617,651 Shares issuable pursuant to outstanding options to purchase Pfenex Shares with an exercise price of less than or equal to $12.00 per Share). The calculation of the filing fee is based on information provided by Pfenex as of August 27, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,472.34	Filing Party: Ligand Pharmaceuticals Incorporated and Pelican Acquisition Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 31, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as further amended and supplemented, the “Schedule TO”), filed with the United States Securities and Exchange Commission on August 31, 2020 by Pelican Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pfenex Inc. (“Pfenex”), a Delaware corporation, at a price of $12.00 per Share, in cash, plus a contingent value right (“CVR”), which shall represent the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020, and subject to the conditions described in the offer to purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text:

The Offer expired at midnight (New York City Time), at the end of the day on Tuesday, September 29, 2020. The Depositary has advised Ligand and Purchaser that, as of the expiration of the Offer, a total of 24,744,327 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 72.0% of the Shares outstanding as of the expiration of the Offer. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 2,847,227 Shares that have not yet been tendered, representing approximately 8.3% of the outstanding Shares.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of Pfenex pursuant to Section 251(h) of the DGCL. Ligand and Purchaser expect to effect the Merger as soon as practicable in accordance with the terms of the Merger Agreement. At the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than any Shares (i) that are owned by Ligand, Purchaser or Pfenex, or by any wholly-owned subsidiary of Ligand or Purchaser, in each case immediately prior to the commencement of the Offer, or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 DGCL, will be automatically converted into the right to receive $12.00 per Share, in cash, plus a CVR, which represents the right to receive a contingent payment of $2.00 in cash, if a specified milestone is achieved, without interest and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NYSE American. Ligand and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Pfenex’s reporting obligations under the Exchange Act as promptly as practicable.

On September 30, 2020, Ligand issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xi) hereto and is incorporated herein by reference.

Item 12

The Exhibit Index appearing after the signature page hereto is hereby amended and supplemented by adding the following:

(a)(5)(xi)	Press release issued by Ligand Pharmaceuticals Incorporated announcing the expiration and results of the offer on September 30, 2020.

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated August 31, 2020.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on August 31, 2020.*

(a)(5)(i)	Joint press release issued by Ligand Pharmaceuticals Incorporated and Pfenex Inc. announcing the signing of the Agreement and Plan of Merger on August 10, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(a)(5)(ii)	Social media content issued on August 10, 2020 by Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(a)(5)(iii)	Form of email to Pfenex Inc. partners, first used August 10, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(iv)	Pfenex Inc. Employee Q&A, first used August 10, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(v)	Pfenex Inc. Employee Townhall Slides, first used August 10, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(vi)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 10, 2020 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(vii)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).*

(a)(5)(viii)	Press release issued by Ligand Pharmaceuticals Incorporated announcing commencement of the Offer on August 31, 2020.*

(a)(5)(ix)	Email Regarding ESPP Plan to Employees, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).*

(a)(5)(x)	Notice to Optionholders and Employee FAQ, first used August 21, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 24, 2020).*

(a)(5)(xi)	Press release issued by Ligand Pharmaceuticals Incorporated announcing the expiration and results of the offer on September 30, 2020.

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc. and Pfenex Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(d)(2)	Confidentiality Agreement, dated May 20, 2020, by and between Ligand Pharmaceuticals Incorporated and Pfenex Inc.*

(d)(3)	Tender and Support Agreement, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc., Eef Schimmelpennink, Martin Brenner, Patrick K. Lucy, Shawn Scranton, Robin D. Campbell, Jason Grenfell-Gardner, Magda Marquet, Lorianne Masuoka, Phillip Schneider and John M. Taylor (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(g)	Not Applicable.

(h)	Not Applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2020

PELICAN ACQUISITION SUB, INC.

By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Senior Vice President, General Counsel and Secretary

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Senior Vice President, General Counsel and Secretary